EXHIBIT 3

Release:	IMMEDIATE RELEASE

Contact:	Brian Yuen

Global-Tech USA, Inc.
Tel.: 212-683-3320

Web Page:	http://www.businesswire.com/cnn/gai.shtml

GLOBAL-TECH APPLIANCES REPORTS THIRD QUARTER RESULTS AND

EXPECTS FINANCIAL RESULTS TO IMPROVE IN FISCAL 2006

Hong Kong, February 28, 2005 — Global-Tech Appliances Inc. (NYSE: GAI) announced today its net sales and earnings for the third quarter of fiscal 2005 ended December 31, 2004.

Net sales for the third quarter of fiscal 2005 were $8.3 million, compared to $17.8 million for the third quarter of fiscal 2004. Net loss for the third quarter of fiscal 2005 was $4.7 million, or $0.39 per share, compared to a net loss of $0.8 million, or $0.07 per share, in the prior corresponding fiscal period.

Net sales for the nine months ended December 31, 2004 were $29.7 million, compared to $52.4 million for the prior corresponding nine-month period. Net loss for the first nine months of fiscal 2005 was $11.4 million, or $0.94 per share, compared to a net loss of $0.7 million, or $0.06 per share, in the first nine months of fiscal 2004. This represents an increase in net loss of $10.7 million between the periods presented. This increase in net loss resulted, in part, from a $3.5 million increase in business development expenses and costs associated with new product activities to $6.3 million in the current nine-month period from $2.8 million in such expenses for the nine-month period ended December 31, 2003. Our operating results were also negatively impacted by the lower absorption of fixed overhead resulting from the decreased sales in our core business.

John C.K. Sham, President and Chief Executive Officer, said: “Our financial performance in the third quarter continues to be adversely impacted by weak sales in our core business. Additionally, we recently determined that supporting major Japanese brands was a more suitable alternative for launching our line of liquid crystal display televisions (LCD TVs) than attempting to market these products in the U.S. through secondary brands. Accordingly, we are currently pursuing a number of original design manufacturing (ODM) projects with a few major Japanese companies and are encouraged by their interest in collaborating with us to produce high-end LCD TVs and other display products for the Japanese market.”

Mr. Sham continued, “We believe that we are making progress in our display and component businesses (including organic light emitting diode (OLED) displays), which we anticipate will continue to generate revenues in 2005. In our attempt to achieve certain financial objectives in 2005, we have prioritized our efforts to focus on a few key products in 2005, which we believe will ultimately strengthen our overall financial performance as we progress through fiscal 2006.”

Mr. Sham concluded, “While we anticipate the factors that have negatively impacted our third quarter and nine-month results will continue in the fourth quarter, our revenues are expected to bottom out in the current fiscal year ending March 31, 2005. For fiscal 2006 commencing April 1, 2005, we expect our financial performance to improve as a result of increased sales from our core business, as well as new revenues being generated from display products, cellular phone components and solutions, compact camera modules, and other pending projects. We remain committed to increasing shareholder value and continue to believe that our plan to accomplish this by transforming a portion of our business to produce higher-value, technology-oriented products is an essential step forward.”

Global-Tech is a holding company, owning subsidiaries that manufacture and market a wide range of consumer electrical products worldwide, including floor care products and small household appliances. These products are marketed by customers under brand names such as Black & Decker®, DeLonghi®, Dirt Devil®, Eureka®, GE®, Hamilton Beach®, Kenwood®, Proctor-Silex®, Sanyo®, Sunbeam®, and West Bend®. Global-Tech’s subsidiary, Global Display Limited, is currently developing and introducing a wide range of consumer products incorporating high-definition flat panel displays (FPDs) that utilize liquid crystal display (LCD), plasma display panel (PDP), liquid crystal on silicon (LCOS), optical, and digital display technologies. Lite Array, Inc., another subsidiary of Global-Tech, is developing and introducing a range of display modules utilizing proprietary small molecule organic light emitting diode (OLED) technology for use in electronic devices, such as cellular phones and MP3 players.

Except for historical information, certain statements contained herein are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “should,” “estimates,” or variations of such words and similar expressions are intended to identify such forward looking statements. These forward looking statements are subject to risks and uncertainties, including but not limited to, the impact of competitive products and pricing, demand for new and existing products in our core business, the financial condition of the Company’s customers, product demand and market acceptance especially of our new display products, our ability to establish ourselves as a proven and reliable manufacturer of LCD TVs, the success of new product development especially in the area of cellular phone components and solutions, compact camera modules, MP3 players and other pending projects, reliance on material customers, suppliers and key strategic alliances, the terms and conditions of customer contracts and purchase orders, availability and cost of raw materials, the timely and proper execution of certain business plans, including the plan to diversify and transform a portion of manufacturing capacity to higher-value, technology-oriented products, currency fluctuations, uncertainties associated with investments, the regulatory environment, fluctuations in operating results, the impact of changing global, political and economic conditions and other risks detailed from time to time in the Company’s filings with the Securities and Exchange Commission including its most recent Report on Form 20-F. The Company does not undertake to update its forward-looking information, or any other information contained or referenced in this press release to reflect future events or circumstances.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(Amounts expressed in United States dollars)

	Three Months Ended December 31,		Nine Months Ended December 31,
	2004	2003	2004	2003
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(in thousands, except per share data)
Net sales	$8,341	$17,758	$29,698	$52,360
Cost of goods sold	(8,924)	(14,125)	(28,845)	(41,293)

Gross profit (loss)	(583)	3,633	853	11,067
Selling, general and administrative expenses	(4,461)	(4,440)	(13,037)	(12,394)

Operating loss	(5,044)	(807)	(12,184)	(1,327)
Other income	313	44	773	705

Loss from continuing operations before income taxes	(4,731)	(763)	(11,411)	(622)
Provision for income taxes	(16)	(31)	(16)	(72)

Loss before minority interests	(4,747)	(794)	(11,427)	(694)
Minority interests	5	—	5	—

Net loss	$(4,742)	$(794)	$(11,422)	$(694)

Basic and diluted loss per common share	$(0.39)	$(0.07)	$(0.94)	$(0.06)

Basic and diluted weighted average number of shares outstanding	12,222	12,154	12,212	12,147

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Amounts expressed in thousands of United States dollars)

	December 31, 2004	March 31, 2004
	(unaudited)	(audited)
ASSETS
Current assets:
Cash and cash equivalents	$5,773	$15,103
Restricted cash	153	400
Callable deposit	5,000	5,000
Short-term investments	40,988	43,983
Accounts receivable, net	4,853	9,991
Deposits, prepayments and other assets	2,760	2,497
Inventories	15,795	8,809

Total current assets	75,322	85,783

Loan to a director	77	152
Property, plant and equipment	30,417	30,791
Land use rights	1,849	1,887
License	2,376	2,898
Patents	209	223
Promissory note receivable	—	553

Total assets	$110,250	$122,287

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank loans	48	48
Current portion of long-term bank loans	94	374
Accounts payable	4,017	5,131
Fees payable for land use rights	—	91
Salaries and allowances payable	866	677
Accrued expenses	2,525	2,037
Income tax payable	3,693	3,753

Total current liabilities	11,243	12,111
Deferred tax liabilities	143	143
Minority interests	59	—

Total liabilities	11,445	12,254

Shareholders’ equity:
Preferred stock, par value $0.01; 1,000,000 shares authorized, no shares issued	—	—
Common stock, par value $0.01; 50,000,000 shares authorized; 12,902,755 and 12,857,045 shares issued as of December 31, 2004 and March 31, 2004	129	129
Additional paid-in capital	82,156	81,871
Retained earnings	21,660	33,082
Accumulated other comprehensive deficits	(647)	(556)
Less: Treasury stock, at cost, 679,147 shares as of December 31, 2004 and March 31, 2004	(4,493)	(4,493)

Total shareholders’ equity	98,805	110,033

Total liabilities and shareholders’ equity	$110,250	$122,287

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